Exhibit 28.A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—May 2003

Series	* 1999-X	* 1999-Y
Deal Size	$750MM	$550MM
Expected Maturity	06/16/2003	08/15/2003

Yield	3.26%	9.74%
Less: Coupon	1.47%	1.53%
Servicing Fee	0.27%	0.80%
Net Credit Losses	1.01%	3.03%
Excess Spread:
May-03	0.51%	4.38%
April-03	2.58%	6.34%
March-03	4.59%	8.22%
Three Month Average Excess Spread	2.56%	6.31%

Delinquency:
30 to 59 Days	1.19%	1.19%
60 to 89 Days	0.81%	0.81%
90+ Days	1.74%	1.74%
Total	3.74%	3.74%

Payment Rate	28.92%	28.92%

*	Results are skewed downward due to the calculation methodology during the accumulation period.